UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D (RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

CYBERKINETICS NEUROTECHNOLOGY SYSTEMS, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

23247T 10 1

(CUSIP Number)

Raymond Charest

c/o Oxford Bioscience Partners IV L.P.

222 Berkeley Street

Boston, Massachusetts  02116

(617-357-7474)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23247T 10 1

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OXFORD BIOSCIENCE PARTNERS IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,888,889(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,888,889(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,888,889(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 50.5%(2)

14.	Type of Reporting Person (See Instructions) PN

(1)  See Item 5.

(2)  See Item 5.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MRNA FUND II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) SC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,888,889(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,888,889(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,888,889(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 50.5%(2)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OBP MANAGEMENT IV L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,888,889(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,888,889(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,888,889(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 50.5%(2)

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JEFFREY T. BARNES

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,888,889(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,888,889(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,888,889(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 50.5%(2)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MARK P. CARTHY

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,888,889(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,888,889(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,888,889(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 50.5%(2)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) JONATHAN J. FLEMING

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,888,889(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,888,889(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,888,889(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 50.5%(2)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) MICHAEL E. LYTTON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,888,889(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,888,889(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,888,889(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 50.5%(2)

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) ALAN G. WALTON

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐ N/A

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 6,888,889(1)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 6,888,889(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,888,889(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ N/A

13.	Percent of Class Represented by Amount in Row (11) 50.5%(2)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

(a)        The class of equity securities to which this statement relates is common stock, par value $0.001 per share (the “Common Stock”), of Cyberkinetics Neurotechnology Systems, Inc., a Delaware corporation (the “Issuer” or “CYKN”).

(b) The principal executive offices of the Issuer are located at 100 Foxborough Blvd., Suite 240, Foxborough, MA 02035.
Item 2.	Identity and Background

Set forth below is the following information with respect to the filing on this Schedule 13D: (a) name; (b) business address; (c) principal occupation and name, business and address of employer; (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws; and (f) citizenship.

(a)        Oxford Bioscience Partners IV L.P. (“Oxford IV”) and mRNA Fund II L.P. (“MRNA II”) (collectively, the “Funds”); OBP Management IV L.P. (“OBP IV”) which is the sole general partner of Oxford IV and MRNA II; and Jeffrey T. Barnes (“Barnes”), Mark P. Carthy (“Carthy”), Jonathan J. Fleming (“Fleming”), Michael E. Lytton (“Lytton”) and Alan G. Walton (“Walton”) (collectively, the “General Partners”) who are the general partners of OBP IV.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

(b)        The address of the principal business office of Oxford IV, MRNA II, OBP IV, Barnes, Carthy, Fleming and Lytton is 222 Berkeley Street, Suite 1650, Boston, Massachusetts 02116.  The address of the principal business office of Walton is 315 Post Rd. West, Westport, Connecticut 06880.

(c)        The principal business of Oxford IV and MRNA II is to invest in and assist growth-oriented businesses located principally in the United States.  The principal business of OBP IV is to manage the affairs of Oxford IV and MRNA II.  The principal business of each of the General Partners is to manage the affairs of OBP IV.

(d) During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding.

(e)        During the five years prior to the date hereof, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f) Each of Oxford IV, MRNA II and OBP IV is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.

Item 3.	Source and Amount of Funds or Other Consideration

On October 7, 2004, pursuant to an Agreement and Plan of Merger dated as of July 23, 2004 (the “Merger Agreement”), and as amended by an Amendment No. 1 thereto dated as of October 6, 2004 (the “Amendment”) by and among Trafalgar Acquisition Corporation, a wholly owned subsidiary of the Issuer, the Issuer, Cyberkinetics, Inc. and Robert Gorden Smith, Trafalgar Acquisition Corporation was merged with and into Cyberkinetics, Inc., with Cyberkinetics, Inc. surviving (the “Merger”).  As consideration for the Merger, the Issuer issued an aggregate of 12,589,481 shares of the Issuer’s common stock to holders of outstanding shares of common stock of Cyberkinetics, Inc., and assumed all options and warrants to purchase shares of common stock of Cyberkinetics, Inc.  The foregoing summary of the merger is qualified in its entirety by reference to the copies of the Merger Agreement and Amendment filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 27, 2004 pursuant to the Act and Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on October 8, 2004 pursuant to the Act, respectively, and incorporated herein in their entirety by reference.

As a result of the Merger, the 6,820,458 shares of common stock of Cyberkinetics, Inc. held by Oxford IV prior to the Merger were converted into 6,820,458 shares of common stock of the Issuer, and the 68,431 shares of common stock of Cyberkinetics, Inc. held by MRNA II prior to the Merger were converted into 68,431 shares of common stock of the Issuer.

Item 4.	Purpose of Transaction

(a-b)    As described in Item 3 above, this statement relates to the Merger.  At the effective time of the Merger, the separate existence of Trafalgar Acquisition Corporation ceased to exist and Cyberkinetics, Inc. continued as the surviving corporation as a wholly-owned subsidiary of the Issuer.

(c) Not applicable.

(d)        Upon the consummation of the Merger, the directors of Cyberkinetics, Inc. became the directors and officers of Cyberkinetics Acquisition Corporation and the Board of Directors of the Issuer became the same as that of Cyberkinetics, Inc.  Mark P. Carthy is a member of the Board of Directors of the Issuer.

(e) Other than as a result of the Merger described in Item 3 above, not applicable.

(f)         The Reporting Persons acquired the securities of the Issuer for the purpose of acquiring control of the Issuer and changing the nature of the Issuer’s business operations.  Prior to the Merger, the Issuer was in the business of mineral exploration.  Upon the consummation of the Merger, the Issuer acquired the business assets and operations of Cyberkinetics, Inc. and ceased all operations in the mineral exploration industry.  The Issuer is now a clinical development stage medical device company focused on the development of advanced neurological products which allow complex signals from the brain, including thoughts, to be interpreted by computer equipment.

(g-i) Not applicable.

(j)         Other than as described above, the Reporting Persons currently have no plan or proposals which relate to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although the Reporting Persons reserve the right to develop such plans).

Item 5.	Interest in Securities of the Issuer

(a)        Upon the consummation of the Merger, Oxford IV acquired 6,820,458 shares of the common stock of the Issuer and MRNA II acquired 68,431 shares of the common stock of the Issuer.  Collectively, this represents 6,888,889 shares of common stock of the Issuer and approximately 50.5% of the Issuer’s outstanding common stock, based upon a total of 13,639,481 shares of the Issuer’s common stock outstanding as of the date of the Merger.

Under SEC rules, and by virtue of their relationship as affiliated limited partnerships which share a sole general partner (OBP IV), Oxford IV and MRNA II may be deemed to share voting power and the power to direct the disposition of the shares of common stock of the Issuer which each partnership owns of record.  OBP IV, as the general partner of Oxford IV and MRNA II, may also be deemed to own beneficially the shares of Oxford IV and MRNA II.  Barnes, Carthy, Fleming, Lytton and Walton are general partners of OBP IV and accordingly may be deemed to own beneficially the shares held by Oxford IV and MRNA II.  Oxford IV, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares held by MRNA II, except to the extent of their respective pecuniary interest therein, and MRNA II, OBP IV, Barnes, Carthy, Fleming, Lytton and Walton expressly disclaim beneficial ownership of the shares held by Oxford IV, except to the extent of their respective pecuniary interest therein.

(b) Number of shares as to which each person named in paragraph (a) above has:
(i) sole power to vote or to direct the vote: 0 shares for the Funds, OBP IV and the General Partners.
(ii) shared power to vote or to direct the vote: 6,888,889 shares for the Funds, OBP IV and the General Partners.
(iii) sole power to dispose or to direct the disposition of: 0 shares for the Funds, OBP IV and the General Partners.
(iv) shared power to dispose or to direct the disposition of: 6,888,889 shares for the Funds, OBP IV and the General Partners.
(c) Except as set forth above, none of the Reporting Persons have effected any transaction in the common stock in the last 60 days.

(d)        No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of the shares beneficially owned by any of the Reporting Persons.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided in Item 4 is hereby incorporated by reference.
To the best of the knowledge of OBP IV, Oxford IV, MRNA II, Barnes, Carthy, Fleming, Lytton and Walton there are no other contracts, arrangements, understandings or relationships

(legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7.	Material to Be Filed as Exhibits

A.        Agreement and Plan of Merger dated as of July 23, 2004 by and among Cyberkinetics, Inc., the Issuer, Trafalgar Acquisition Corporation and Robert Gorden Smith, filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 27, 2004 with the Commission pursuant to the Act and incorporated herein by reference.

B.         Amendment No. 1 to the Agreement and Plan of Merger dated as of October 6, 2004 by and among Cyberkinetics, Inc., the Issuer, Trafalgar Acquisition Corporation and Robert Gorden Smith, filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on October 8, 2004 with the Commission pursuant to the Act and incorporated herein by reference.

C. Agreement regarding filing of joint Schedule 13D.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 22, 2004

OXFORD BIOSCIENCE PARTNERS IV L.P.
by its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton

EXHIBIT INDEX

A.            Agreement and Plan of Merger dated as of July 23, 2004 by and among Cyberkinetics, Inc., the Issuer, Trafalgar Acquisition Corporation and Robert Gorden Smith, filed as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on July 27, 2004 with the Commission pursuant to the Act and incorporated herein by reference.

B.            Amendment No. 1 to the Agreement and Plan of Merger dated as of October 6, 2004 by and among Cyberkinetics, Inc., the Issuer, Trafalgar Acquisition Corporation and Robert Gorden Smith, filed as Exhibit 2.2 to the Issuer’s Current Report on Form 8-K filed on October 8, 2004 with the Commission pursuant to the Act and incorporated herein by reference.

C.            Agreement regarding filing of joint Schedule 13D.

Exhibit C

JOINT FILING UNDERTAKING

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, each of the undersigned agree that the Schedule 13D, and any amendments thereto, filed with respect to the beneficial ownership by the undersigned of the equity securities of Cyberkinetics Neurotechnology Systems, Inc., is being filed on behalf of each of the undersigned.

Dated:  October 22, 2004

OXFORD BIOSCIENCE PARTNERS IV L.P.
by its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

MRNA FUND II L.P.
By its General Partner, OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

OBP MANAGEMENT IV L.P.

By:	/s/ Jonathan J. Fleming
Name: Jonathan J. Fleming
Title: General Partner

/s/ Jeffrey T. Barnes
Jeffrey T. Barnes

/s/ Mark P. Carthy
Mark P. Carthy

/s/ Jonathan J. Fleming
Jonathan J. Fleming

/s/ Michael E. Lytton
Michael E. Lytton

/s/ Alan G. Walton
Alan G. Walton